

23002721

# ANNUAL REPORTS
# FORM X-17A-5
# PART III ✗

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SEC FILE NUMBER

8-65376

## FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22     AND ENDING 12/31/22

           MM/DD/YY                           MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ERG Securities (US) LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

50 Washington St., Suite 921

(No. and Street)

Norwalk                      CT                      06854

    (City)                     (State)                   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charlene F. Wilson 623-533-4407                cwilson@compliance-risk.com

(Name)             (Area Code – Telephone Number)         (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Company

(Name – if individual, state last, first, and middle name)

| 505 North Mur-Len Road | Olathe | KS | 66062 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 01/05/2015 | 6075 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

### FOR OFFICIAL USE ONLY

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, __George O'Dowd_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __ERG Securities (US) LLC_____ , as of __December 31_____ , 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: __Principal_____

_Renee Carbone_
Notary Public

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**DAVID LUNDGREN & COMPANY**
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-0530
FACSIMILE
(913) 782-0564

### REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of ERG Securities (US), LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of ERG Securities (US), LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of ERG Securities (US), LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of ERG Securities (US), LLC's management. Our responsibility is to express an opinion on ERG Securities (US), LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ERG Securities (US), LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as ERG Securities (US), LLC's auditor since 2020.

Olathe, Kansas

February 27, 2023

## ERG Securities (US) LLC
### Statement of Financial Condition
### December 31, 2022

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 133,253 |
| Fees receivable | | 12,096 |
| Other current assets | | 8,016 |
| **Total Assets** | $ | 153,365 |

**Liabilities and Member's Equity**

**Liabilities**

| | | |
|---|---|---:|
| Commissions payable | $ | 100,000 |
| Prepaid revenues | | 4,583 |
| Due to ERG Capital Partners (US) LLC | | 1,746 |
| Other liabilities | | 145 |
| **Total Liabilities** | | 106,474 |
| **Member's equity** | | 46,891 |
| **Total Liabilities and Member's Equity** | $ | 153,365 |

The accompanying notes are an integral part of these financial statements.

## 1. ORGANIZATION AND NATURE OF BUSINESS

ERG Securities (US) LLC formerly known as Asperion Group LLC (the "Company"), was formed as a single member limited liability company on April 26, 2002 in the State of Delaware. The Company is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), effective November 11, 2002. ERG Capital Partners (US) LLC (the "Member"), a Delaware Limited Liability Company, purchased Asperion Group LLC on 12/31/16 including the intangible asset of the FINRA Member License and certain prepaid accounts relating to the regulatory portion of the business. Effective January 3, 2017, the Company changed its name to ERG Securities (US) LLC.

The Company provides strategic global advisory services for private placements and raises institutional capital.

## 2. SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation
The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

### Revenue Recognition
The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

### Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash held by the Company is held in one global financial institution. The Company is subject to credit risk should the financial institution be unable to fulfill its obligations.

### Foreign Currency
All assets and liabilities denominated in foreign currencies are translated into U.S. Dollar amounts at the date of valuation. Income and expense items denominated in foreign currencies are translated into U.S Dollar amounts on the respective dates of such transactions.

### Fees Receivable, net
The Company records fees receivable at cost based upon the fee schedule that is agreed upon in each client contract. The fee receivables have a maturity of one year or less and arise from the Company's performance of services (see Note 3). On a quarterly basis, the Company evaluates its fees receivable and, if deemed necessary establishes an allowance for doubtful accounts, based on the history of past collections and current credit conditions. At December 31, 2022, fees receivable were $12,096.

**Income Taxes**

No provision for Federal or State income taxes has been made in the accompanying financial statements since such liabilities and related expenses are the responsibility of the Member.

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Recent Accounting Pronouncements**

All accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position.

3. **REVENUE FROM CONTRACTS WITH CUSTOMERS**

**Private Placement Fees**

**Advisor Fees**

Performance obligations in these arrangements vary dependent on the contract. Advisor fees may include non-refundable, fixed quarterly retainers, management fees, and deposits. For the year ended December 31, 2022, it was determined that the customer simultaneously receives and consumes the benefits provided by the Company's performance as the Company performs and therefore, in accordance with FASB ASC 606-10-25-31, the Company recognized revenue over time as the performance occurred.

The Company controls the service as it is transferred to the customer, and is therefore acting as a principal. Accordingly, the Company records revenues and out-of-pocket reimbursements on a gross basis.

**Transaction Fees**

The performance obligation may be the consummation of either the sale of securities or the raising of capital and may include success fees, performance fees or other percentage based fees. These fees are recognized as revenue when the performance obligation is satisfied, generally the trade date or the completion of a deal. The Company controls the service as it is transferred to the customer and is therefore acting as principal.

4

**Disaggregation of Revenue**

In the following table, revenue is disaggregated.

| Advisor Fees | 2,218,063 |
|---|---|
| Transaction Fees | 1,148,188 |
| Reimbursed Client Expenses | 9,452 |
| Other Income | 22,858 |
| Total Revenues | 3,398,561 |

**Costs to Obtain a Contract with a Customer**

The Company capitalizes the incremental costs of obtaining a contract with a customer if the costs (1) relate directly to an existing contract or anticipated contract, and (2) are expected to be recovered. These costs are included in the on the statement of financial condition as fees receivable until recovered. If the costs are not recovered, the fees are expensed on the Statement of Income and included in Bad Debt Expense.

The Company uses an amortization method that is consistent with the pattern of transfer of goods or services to its customers. Any costs that are not incremental costs of obtaining a contract with a customer, such as costs of onboarding, training and support of independent financial advisors, would not qualify for capitalization.

4. **NET CAPITAL REQUIREMENTS**

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had excess capital in the amount of $19,681. The aggregate indebtedness was $106,474, which resulted in a minimum net capital required of $7,098. The Company had net capital of $26,779, which was in excess of the minimum $7,098 by $19,681. The Company's ratio of aggregate indebtedness was 397.60%, which is less than the maximum ratio of 1500%.

5. **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through February 27, 2023, the date on which the financial statements were available to be issued. Management is not aware of any additional subsequent events that require recognition or disclosure in the financial statements.